Massey Energy Company

4 North 4th Street

Richmond, Virginia 23219

September 7, 2010

By EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Anne Nguyen Parker, Branch Chief Division of Corporation Finance

Re:	Massey Energy Company

Schedule 14A Preliminary Proxy Statement

Filed August 5, 2010

File Number 001-07775

Dear Ms. Parker:

As Vice President and Corporate Secretary of Massey Energy Company, a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter, dated September 2, 2010, (the “Commission Comment Letter”).

Set forth below are the Company’s responses. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Massey Energy Company.

Certain portions of the Company’s responses below are provided in disclosure type format as requested by the Staff. Additionally, attached as Annex A is our revised proposed cumulative voting disclosure in its entirety that would be included in the Definitive Proxy Statement for the Special Meeting of Stockholders.

Proposal 2: Proposal to Amend and Restate our Restated Certificate of Incorporation to Eliminate Cumulative Voting, page 9

1.	On page 82 of your Definitive Proxy Statement filed April 16, 2010 in connection with your annual meeting, you stated:

Cumulative voting gives stockholders a meaningful role in the director election process [and] is universally recognized as protecting stockholder rights. Cumulative voting gives Massey’s stockholders unique leverage in

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voting on the election of directors by allowing stockholders to cast all of their available votes for a single director nominee, thereby enhancing the voting power of minority stockholders.

Expand your disclosure in this Preliminary Proxy Statement in connection with your special meeting to discuss in greater detail how both your Governance and Nominating Committee and Board of Directors determined that the elimination of cumulative voting is advisable, despite diminishing the ability of your minority stockholders to have their voice heard in director elections.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the above-quoted statement regarding cumulative voting appeared in the Company’s 2010 Definitive Proxy Statement in the context of the Board of Directors’ statement in opposition to a stockholder proposal regarding majority voting. Please note that in this statement of opposition (on page 82 of the Company’s 2010 Definitive Proxy Statement), we also stated that if the majority voting proposal was approved by stockholders, the Board of Directors would need to reevaluate whether it would be in the interest of all of the Company’s stockholders to propose eliminating the cumulative voting feature, notwithstanding the consideration that such a change might diminish the ability of minority stockholders to have their voice heard in director elections. We also stated that

“[C]umulative voting under a majority vote standard presents technical and legal issues for which there is no precedent. These difficulties have led the American Bar Association Committee on Corporate Laws and a wide range of commentators to conclude that majority voting should not apply to public companies that allow cumulative voting.”

Following the adoption of a majority voting standard for non-contested director elections on May 18, 2010, the Governance and Nominating Committee and the Board of Directors evaluated whether it would then be in the best interest of all of the Company’s stockholders to eliminate cumulative voting from the Company’s Charter.

Through the course of evaluating whether to continue to support the use of cumulative voting, the Governance and Nominating Committee and the Board of Directors concluded that a stockholder’s voting power should be no greater than his/her ownership interest and that each director nominee should be elected by a true majority or plurality, as applicable, of the ownership interest of the Company. The Governance and Nominating Committee and the Board of Directors recognized that cumulative voting, whether it be in contested or non-contested elections, is in direct opposition to this principle by providing a stockholder with voting power that is greater than his/her ownership interest and therefore does not believe it is in the best interest of all of the Company’s stockholders. (We note that, as disclosed in our revised proposed proxy disclosure, 92% of S&P 500 companies that have a non-classified board structure do not permit cumulative voting.) Although the Governance and Nominating Committee and the Board of Directors recognize that eliminating

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cumulative voting would diminish the voting power of minority stockholders in director elections, the Governance and Nominating Committee and the Board of Directors concluded that the elimination of cumulative voting would best provide for the actual ownership interests of the Company’s stockholders to be reflected in the outcome of director elections, whether it be in uncontested-majority vote elections or contested-plurality vote elections.

As indicated below, the Company will revise its proxy disclosure to acknowledge that cumulative voting enhances the ability of minority stockholders to elect an individual to the Board of Directors. However, the Board of Directors does not believe that this consideration outweighs the negatives associated with cumulative voting—and the benefits of eliminating it—that are addressed in the Company’s proxy disclosure.

Accordingly, we have revised the Company’s proxy disclosure as set forth on Annex A attached hereto. Specifically, the proposal includes the following disclosure:

“We acknowledge that eliminating cumulative voting will diminish the ability of our minority stockholders to elect directors, albeit in a manner disproportionate to their ownership interest. However, our Governance and Nominating Committee and Board of Directors believe that the negatives associated with cumulative voting—and the benefits of eliminating it—outweigh this consideration.”

2.	We note that you recently amended your Amended and Restated Bylaws to change the vote standard for the election of directors in a non-contested election from a plurality to a majority of the votes cast. For contested elections, the plurality voting standard remains. Expand your disclosure in your Preliminary Proxy Statement to discuss the impact of both retaining and eliminating cumulative voting in your uncontested-majority vote elections and in your contested-plurality vote elections. Disclose whether or not you considered other alternatives, for example, retaining cumulative voting in contested elections only, and if so, why such alternatives were not proposed.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in forming its recommendation that the stockholders approve the elimination of cumulative voting, the Board of Directors was driven by the principle that the impact of a stockholder’s voting power should be equivalent to such stockholder’s ownership interest and that providing a stockholder with voting power that is greater than such stockholder’s ownership interest is not in the best interests of all of the Company’s stockholders. Consistent with this principle, the Board of Directors believes that cumulative voting should be eliminated whether or not a majority voting standard or plurality voting standard applies to the election of directors. Cumulative voting permits a stockholder to exercise voting power disproportionate to such stockholder’s actual ownership interest regardless of whether the election is an uncontested-majority vote election or a contested-plurality vote election. In keeping with the principle that the impact of a stockholder’s voting power should be equivalent to such stockholder’s ownership interest, the Board of Directors does not believe that it is appropriate to retain cumulative voting in one instance and not the other.

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Accordingly, we have revised the Proxy Statement as set forth on Annex A attached hereto. Specifically, the proposal includes the following disclosure:

“On May 18, 2010, our Board approved amendments to our Bylaws to provide for majority voting in non-contested director elections with the result that a director who does not receive a majority of votes cast must tender his or her resignation. A plurality standard will continue to govern contested director elections, which means that the directors who receive the most votes cast will be elected. The Board believes that retaining cumulative voting in non-contested director elections will contravene the corporate governance objective the Board sought to achieve by implementing a majority voting standard, which is that the director nominees who have the support of the stockholders who actually hold a majority ownership interest in the Company are the nominees who should be elected. Similarly, the Board believes that continuing to permit cumulative voting in contested director elections conflicts with the corporate governance principles behind a plurality voting standard. In both cases, cumulative voting allows a stockholder to have a greater impact on director elections than his/her actual ownership interest in the Company justifies. In essence, cumulative voting permits a stockholder to influence the outcome of an election in a manner disproportionate to his/her ownership interest in the Company. This holds true whether the election is an uncontested-majority vote election or a contested-plurality vote election, and, accordingly, the Board does not believe that it is appropriate to retain cumulative voting in one instance and not the other. We acknowledge that eliminating cumulative voting will diminish the ability of our minority stockholders to elect directors, albeit in a manner disproportionate to their ownership interest. However, our Governance and Nominating Committee and Board of Directors believe that the negatives associated with cumulative voting—and the benefits of eliminating it—outweigh this consideration”

3.	As you have maintained a cumulative voting standard since your inception, disclose in sufficient detail why you now feel that “each director should represent the interest of a true majority of stockholders” as disclosed in your Preliminary Proxy Statement in the third paragraph on page 9.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, please note that the Company’s Certificate of Incorporation which provides for a cumulative voting standard was adopted in 1987. A.T. Massey was wholly owned by Fluor Corporation from 1987 until November 30, 2000. On November 30, 2000, we completed a reverse spin-off (the “Spin-Off”) which separated Fluor Corporation into two entities: the “new” Fluor Corporation and the “old” Fluor Corporation which retained our coal-related businesses and was subsequently renamed Massey Energy Company. The Company thus inherited the “old” Fluor Certificate of Incorporation which provided for the cumulative voting standard.

As described on page 6 of the Preliminary Proxy Statement, prior to and following the 2010 Annual Meeting, our Governance and Nominating Committee and our Board of Directors have been thoroughly reviewing corporate governance matters. Prior to the 2010 Annual Meeting we announced that our Board of Directors had determined that it would actively work toward the declassification of the Board of

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Directors. Subsequent to the 2010 Annual Meeting, on May 18, 2010, the Board approved amendments to our Bylaws to provide for majority voting for directors in non-contested elections. The elimination of cumulative voting is one of the corporate governance matters which we believe requires attention, particularly in light of the Board of Directors’ implementation of a majority voting standard and its proposal to declassify the Board of Directors. After a thorough review, and as described in our response to Comment #1 above and as otherwise disclosed in the attached revised portion of the Proxy Statement, the Board of Directors has determined that the elimination of cumulative voting is in the best interests of all the Company’s stockholders.

4.	On page 83 of your Definitive Proxy Statement in connection with your annual meeting, you stated that the stockholder proposal providing for majority, cumulative voting in uncontested elections “would not necessarily enhance the ability of stockholders to impact the outcome of director elections . . . .” Expand your Preliminary Proxy Statement disclosure to explain in sufficient detail why you now feel, as disclosed in the third and fourth paragraphs on page 9, that cumulative voting would allow a minority stockholder to “influence disproportionately the composition of the Board.” We note that in the vast majority of director elections, only board nominated candidates appear on the ballot. We further note that, while cumulative voting may result in minority stockholders impacting the election of a few, but rarely a majority, of the director nominees, the elimination of cumulative voting diminishes the ability of minority stockholders to elect any nominees, and generally provides majority stockholders with the ability to elect the entire board.

Response:

We acknowledge the Staff’s comment. We note that the quoted language on page 83 of the Definitive Proxy Statement did not specifically refer to cumulative voting. The quoted language was a portion of the summary of the statement of opposition to the stockholder proposal concerning majority voting and was intended to refer to all of the reasons discussed in the prior two pages for why we did not believe majority voting would necessarily enhance the ability of stockholders to impact the outcome of director elections. Prior to the Annual Meeting, however, the Board of Directors listened to stockholder input and determined to adopt a majority voting standard.

In response to the Staff’s comment, we have added substantial disclosure to the Proxy Statement, which we attach hereto as Annex A as to why we believe that cumulative voting would allow a minority stockholder to influence disproportionately the composition of the Board. Please also see our response to Comment #1 above, which indicates that we have revised the proxy disclosure as set forth on Annex A attached hereto to acknowledge that eliminating cumulative voting will diminish the ability of our minority stockholders to elect directors.

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The Staff comment states that eliminating cumulative voting diminishes the ability of minority stockholders to elect any nominees, and generally provides majority stockholders with the ability to elect the entire board. Our Board believes that each director nominee should be elected by a majority (or plurality) of the ownership interest of the Company. We do not believe it is in the best interests of the Company for its Board to be populated with members who represent the interests of only a minority of the stockholders if these views are not otherwise shared by at least a majority (or plurality) of the ownership interest of the Company.

5.	We note your disclosure in the fourth paragraph on page 9 that “cumulative voting works hand-in-hand with a classified board structure, encouraging bidders who seek to take over the Company to negotiate with the Board when making bids for the Company by making it more difficult to gain control of the Board as part of a hostile transaction.” This disclosure is immediately followed by language that cumulative voting would allow a minority stockholder to influence disproportionately the composition of the board. It appears, therefore, that the proposal to eliminate cumulative voting in conjunction with declassifying your board has an anti-takeover effect. Please expand your disclosure to explain why these two proposals together do or do not serve to help you maintain anti-takeover measures.

Response:

We acknowledge the Staff’s comment. We have revised the Proxy Statement so that it no longer includes the above-mentioned disclosure. Nevertheless, we also have revised the Proxy Statement to include disclosure that the proposal to eliminate cumulative voting in conjunction with the proposal to declassify the Board of Directors may have an anti-takeover effect. Specifically, the proposal to eliminate cumulative voting as set forth on Annex A attached hereto, includes the following disclosure:

“We acknowledge that eliminating cumulative voting in conjunction with the proposal to declassify the Board of Directors may have an anti-takeover effect by potentially diminishing the ability of minority stockholders to have their voices heard in director elections, albeit in a manner disproportionate to their ownership interest. However, our Governance and Nominating Committee and Board of Directors believe this will best ensure that each of the nominees to our Board is elected in accordance with the interests of a true majority of the ownership interest of our stockholders in non-contested elections and a true plurality of the ownership interest of our stockholders in contested elections.”

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-1812.

Sincerely,

Richard R. Grinnan
Vice President and Corporate Secretary

cc:	Ms. Tracey NcNeil

Ms. Jenifer Gallagher

Mr. Eric B. Tolbert

Mr. David M. Carter

Mr. David I. Meyers

ANNEX A

PROPOSAL TO AMEND AND RESTATE OUR RESTATED CERTIFICATE OF

INCORPORATION TO ELIMINATE CUMULATIVE VOTING

PROPOSAL 2

The Board recommends a vote FOR the proposal to amend and restate our Charter to eliminate cumulative voting provisions currently in our Charter. Our Charter requires the affirmative vote of the holders of not less than 80% of the total voting power of all outstanding shares of voting stock of Massey in order to approve this proposal.

As permitted by Section 214 of Delaware General Corporation Law, our Charter currently allows stockholders to exercise cumulative voting rights when electing directors in both non-contested and contested elections. Cumulative voting gives the holder of each share of stock entitled to vote in the election of directors the ability to cast the number of votes equal to the number of votes he is entitled to cast with respect to his shares of stock multiplied by the number of directors to be elected. As such, cumulative voting provides a stockholder with the ability to cast all of his votes for a single candidate or to distribute them among multiple candidates as the stockholder sees fit. This allows a stockholder to exercise greater voting power than his actual level of ownership otherwise would provide. Our Board believes that the impact of a stockholder’s voting power should be equivalent to his percentage level of beneficial ownership of voting shares in the Company (“ownership interest”) and that providing a stockholder with voting power that is greater than his ownership interest is not in the best interests of all of our stockholders. The Board also believes that each director nominee should be elected by a true majority of the ownership interest of the Company in non-contested elections and by a true plurality of the ownership interest of the Company in contested elections.

On May 18, 2010, our Board approved amendments to our Bylaws to provide for majority voting in non-contested director elections with the result that a director who does not receive a majority of votes cast must tender his or her resignation. A plurality standard will continue to govern contested director elections, which means that the directors who receive the most votes cast will be elected. The Board believes that retaining cumulative voting in non-contested director elections will contravene the corporate governance objective the Board sought to achieve by implementing a majority voting standard, which is that the director nominees who have the support of the stockholders who actually hold a majority ownership interest in the Company are the nominees who should be elected. Similarly, the Board believes that continuing to permit cumulative voting in contested director elections conflicts with the corporate governance principles behind a plurality voting standard. In both cases, cumulative voting allows a stockholder to have a greater impact on director elections than his/her actual ownership interest in the Company justifies. In essence, cumulative voting permits a stockholder to influence the outcome of an election in a manner disproportionate to his/her ownership interest in the Company. This holds true whether the election is an uncontested-majority vote election or a contested-plurality vote election, and, accordingly, the Board does not believe that it is appropriate to retain cumulative voting in one instance and not the other. We acknowledge that eliminating cumulative voting will diminish the ability of our minority stockholders to elect directors, albeit in a manner disproportionate to their ownership interest. However, our Governance and Nominating Committee and Board of Directors believe that the negatives associated with cumulative voting—and the benefits of eliminating it—outweigh this consideration.

This would be particularly true where there is a contested election with a declassified board of directors where all directors are elected annually. In July 2010, our Board approved declassifying the board of directors and this is being voted on by stockholders at the Special Meeting. In an annual director election for the Company, all 10 director positions will be up for election at a single Annual Meeting. With plurality voting, if there are 11 nominees for these 10 positions, a minority stockholder (or group of stockholders) owning as little as 9.2% of the Company’s outstanding shares would be able to elect a director by cumulating votes for a single candidate, even if stockholders owning 90.8% of the Company did not support that nominee and cast all of their votes to elect 10 other nominees. The minority stockholder (or group of stockholders) could hold even less than 9.2% (and this could be substantially less) and still elect a director to the extent other stockholders withheld votes from the 10 other nominees, which is a predictable circumstance in public company director elections. The Company understands that, based on its review of public filings, out of 323 S&P 500 companies which have a non-classified board structure, only 25 of those companies, or approximately 8%, permit cumulative voting. As such, 92% of S&P 500 companies that have a non-classified board structure do not permit cumulative voting.

We acknowledge that eliminating cumulative voting in conjunction with the proposal to declassify the Board of Directors may have an anti-takeover effect by potentially diminishing the ability of minority stockholders to have their voices heard in director elections, albeit in a manner disproportionate to their ownership interest. However, our Governance and Nominating Committee and Board of Directors believe this will best ensure that each of the nominees to our Board is elected in accordance with the interests of a true majority of the ownership interest of our stockholders in non-contested elections and a true plurality of the ownership interest of our stockholders in contested elections.

If the proposal to eliminate cumulative voting is approved, ARTICLE TWELFTH of the Charter will be removed and the following ancillary changes will be made to the Charter to reflect the elimination of cumulative voting:

•

ARTICLE SIXTEENTH of the present Charter contains supermajority stockholder voting requirements stating that provisions dealing with cumulative voting may not be repealed or amended in any respect unless such repeal or amendment is approved by the affirmative vote of the holders of not less than 80% of the total voting power of all outstanding shares of voting stock of Massey. Pursuant to the approval of the proposal to eliminate cumulative voting, ARTICLE SIXTEENTH of the Charter will be amended to delete the supermajority voting requirement currently applicable to amending the cumulative voting provision.

•

ARTICLE SEVENTEENTH of the present Charter reinforces the supermajority vote requirements found in ARTICLE SIXTEENTH. Pursuant to the approval of this proposal to eliminate cumulative voting, ARTICLE SEVENTEENTH will be amended to delete the language in its second sentence relating to the cumulative voting provision.

The Governance and Nominating Committee and the Board have considered the proposed amendments to our Charter that would provide for elimination of cumulative voting and have declared them to be advisable. These amendments would require the removal of ARTICLE TWELFTH from our Charter. The amendments reflecting the elimination of ARTICLE TWELFTH and changes to ARTICLE SIXTEENTH and ARTICLE SEVENTEENTH are set forth in the Proposed Amended and Restated Certificate of Incorporation attached hereto as Annex A. The Board unanimously recommends a vote FOR this proposal to eliminate cumulative voting by amending and restating our Charter as set forth in this Proposed Amended and Restated Certificate of Incorporation.

This Proposal 2 will be approved, and the proposed amendments to the Charter set forth in ARTICLE TWELFTH, ARTICLE SIXTEENTH and ARTICLE SEVENTEENTH adopted, upon the affirmative vote of the holders of not less than 80% of the total voting power of all outstanding shares of voting stock of Massey. If no voting instructions are given, the accompanying proxy will be voted for this Proposal 2. If a stockholder abstains from voting or directs the stockholder’s proxy to abstain from voting, the shares are considered present at the Special Meeting for purposes of Proposal 2, but, because they are not affirmative votes for the proposal, they will have the same effect as votes against the proposal. Although we do not expect any broker non-votes, broker non-votes also would have the same effect as votes against the proposal.

OUR CHARTER REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF

NOT LESS THAN 80% OF THE TOTAL VOTING POWER OF ALL OUTSTANDING

SHARES OF VOTING STOCK OF MASSEY IN ORDER TO APPROVE THIS

PROPOSAL. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT

STOCKHOLDERS VOTE FOR THIS PROPOSAL.

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